Form C

Cover Page

Name of issuer:

2XPLR, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of incorporation/organization: DE

Date of organization: January 26, 2018

Physical address of issuer:

Headquarters

725 S Figueroa St
Suite 3065
Los Angeles, CA 90017
United States

Website of issuer:

https://wearecluster.com/

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid up on disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotia tion and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Other

If Other, describe the security offered:

SAFE

Target number of securities to be offered:

50,000

Price:

$1.0000

Target offering amount:

$50,000.00

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$250,000.00

Deadline to reach the target offering amount:

November 18, 2021 at 00:00:00 UTC

Current number of employees:

5

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$548,044.00	--
Cash & Cash Equivalents	$548,044.00	--
Accounts Receivable	--	--
Short-term Debt	--	--
Long-term Debt	--	--
Revenues/Sales	--	--
Cost of Goods Sold	$0.00	--
Taxes Paid	--	--
Net Income	$(66,956.00)	--

Select the jurisdictions in which the issuer intends to offer the securities:

☑ Alabama	☑ Kentucky	☑ North Dakota
☑ Alaska	☑ Louisiana	☑ Ohio

☑ Arizona	☑ Maine	☑ Oklahoma
☑ Arkansas	☑ Maryland	☑ Oregon
☑ California	☑ Massachusetts	☑ Pennsylvania
☑ Colorado	☑ Michigan	☑ Rhode Island
☑ Connecticut	☑ Minnesota	☑ South Carolina
☑ Delaware	☑ Mississippi	☑ South Dakota
☑ District Of Columbia	☑ Missouri	☑ Tennessee
☑ Florida	☑ Montana	☑ Texas
☑ Georgia	☑ Nebraska	☑ Utah
☑ Hawaii	☑ Nevada	☑ Vermont
☑ Idaho	☑ New Hampshire	☑ Virginia
☑ Illinois	☑ New Jersey	☑ Washington
☑ Indiana	☑ New Mexico	☑ West Virginia
☑ Iowa	☑ New York	☑ Wisconsin
☑ Kansas	☑ North Carolina	☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

2XPLR, Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

☑ Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

> **Instructions:**
>
> If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status
Charles Piccoli	Financial Planning and Analysis	January 1, 2018	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Vice President of Finance		January 18, 2018	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
	Vice President of Finance	Prepare Cluster financial statements and forecasts		January 18, 2018	

Director Name	Principal Occupation	Year Joined as Director	Status
C.R. Celona	CEO	January 18, 2018	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CEO		January 18, 2018	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
	CEO	Running the business		January 18, 2018	

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
Charles Piccoli	Vice President of Finance	January 18, 2018	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Vice President of Finance		January 18, 2018	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
	Vice President of Finance	Prepare Cluster financial statements and forecasts		January 18, 2018	

Officer Name	Title	Date Joined	Status
C.R. Celona	Founder and Chief Executive Officer	January 18, 2018	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CEO		January 18, 2018	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
	CEO	Running the business		January 18, 2018	

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
C.R. Celona	1,000,000 shares of common	50%

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

CLUSTER is a first-to-market platform for good, centered around content, activations and brand partnerships that deliver a positive impact. As an on-demand social impact platform, Cluster empowers Millennials and GenZ to mobilize their digital networks to create, share and scale the causes that matter most to them.

THE CLUSTER BENEFIT

✔ Continuous engagement through a multi-faceted user experience that drives R.O.I.

✔ CLUSTER is a participatory volunteerism platform which uses active digital media vs passive traditional media

✔ Engaged communities (both Social & I.R.L) that help brands reach Millennial and Gen Z audiences with an authentic voice

We make revenue through advertising + influencer cause marketing, as traffic builds to app EOY 21 (MAUs) we transition into more of a data/programmatic opportunity for sponsorships still centering around advertising. We're seeing interest from Dole, Starbucks, Samsung, Prestige brands and major agencies to name a few.

Here is a quite from our first client Aspiration Bank:

"Environmental responsibility is at the core of Aspiration's identity, and Cluster provides a platform to engage influencers and change makers to share our offering authentically across social media."

— Andrei Cherny, CEO of Aspiration

Please see below for additional breakouts.

Revenue overview:

● Advertising Agency Business for Social Impact Activities
An agency's business model is one that is based on a client paying an agency a fee

for its services. For Cluster, that service is producing content with Cluster's content creators, serving ad impressions on social media through influencers, and tracking that data so the client can see if their campaign has been impactful and successful.

● Brand Sponsorships
Brand sponsorship is a marketing strategy in which a brand is supporting an event, activity, person or organization. Brands will engage with Cluster to align their marketing dollars with social causes that are important to them. Cluster will produce content, this content will mostly be "in real-life (IRL)" events, serve ad impressions on social (all platforms) and track that data so the brand can see if their campaign has been impactful and successful.

● Selling Ads based on Data (Phase Two)

Data Overview:

Cluster will ask its users to donate their data. Cluster will collect and store data about its users. Things such as location, phone type, interest, likes, time spent on the cause, content from cause, gender, age, language, education, operating system, mobile network, friend network will be collected. This information is then used to serve specific ads to consumers. The more specific the ad served, the more it will cost a client.

Cluster will always have an agency model attached to it; meaning Cluster will always charge a fee for connecting brands to content, influencers and the Cluster user base. With that said, data accounts for one third of the revenue when we reach 1.7M MAU's.

1. Reach is a media analytics metric that refers to the number of users who have come across a particular piece of content on a social platform such as Facebook, Instagram or Twitter.

2. Monthly active users (MAU) is a key performance indicator (KPI) used by social networking and other companies to count the number of unique users who visit a site within the past month.

3. Reach and MAU are key metrics and they are tied together with Conversion Rate. Conversion Rate is the rate at which Reach becomes a MAU. The content pushed out on other social platforms will have cluster branding and hashtags. This media will have reach, meaning X number of people will see this content. As people see the content with Cluster branding, they in turn "get curious", find the Cluster app and download it. After download they are now a MAU for Cluster. Industry standard for conversion rates, meaning people who see a post and decide to download an app, is 3%. We use a conservative 2% Conversion Rate in our work-up for MAU's. (Please see unit economics spreadsheet for further information)

Overview of Phase 1 to Phase 2

Phase two of the business describes the point at which data accounts for a large portion of the revenue. This happens at 1.7M MAUs

User are able to log-on using social, email or a phone number, find events around them, attend events, push content out from Cluster to their

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on C.R. Celona in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if C.R Celona dies or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or
customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.

Due to the nature of the discount rate of the Crowd Safe, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return. In a liquidity event in which the value of an Investor's stake is determined by the discount method (that being situations where applying the Valuation Cap results in a lower return for such Investor), the Investor's individual return will be the same regardless of the Company's valuation. As an example, a $1,000-dollar investment in Crowd Safe units of a hypothetical company with a discount of 20% and a valuation cap of $10 million would result in a $250 return upon a liquidity event in which the company is valued at either $5 million or $10 million. However, Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:
* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the [technology, healthcare, hospitality and finance sectors and the energy industry]. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the [technology, healthcare, finance] and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The CROWD SAFE Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the CROWD SAFE Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the CROWD SAFE Units of SAFE (Simple Agreement for Future Equity). Because the CROWD SAFE Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the CROWD SAFE Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the CROWD SAFE

Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the CROWD SAFE Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of CEO, COO and others Directors that will be hired.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A majority of the Company is owned by a small number of owners.
These owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.
Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.
Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

Raise working capital and grow our user base

10. How does the issuer intend to use the proceeds of this offering?:

Cluster has raised $700K off platform. This money is being used to fund operations and build the CLUSTER platform. After fees are taken out, 100% of the remaining funds, raised by Fundify, will be used for marketing. This marketing in turn will bring users to the platform.

> **Instructions:**
>
> An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

Carta

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

The Offering

The Company is offering up to 10,000 of CROWD SAFE Units of SAFE (Simple Agreement for Future Equity) for up to $250,000. The Company is attempting to raise a minimum amount of $50,000. in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 29, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $10.

The Offering is being made through Fundme.com, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

No

16. How may the terms of the securities being offered be modified?:

Terms may be modified by majority approval of the note holders

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

First Convertible Note Round

Between June 1, 2020 and June 31, 2021, the Company will issue a series of convertible promissory notes with a two-year term and bearing interest at 5% per annum in reliance on the Section 4(a)(2) exemption from registration under the Securities Act for an aggregate principal amount of $1,00,000.00. All interest on the outstanding principal shall accrue and be due and payable in full on demand by the respective note holders at any time on or after the maturity date stated on each note. The proceeds from the First Convertible Note Round were used for general working capital and technology developments.

Pursuant to the terms of the securities sold in the First Convertible Note Round, the securities will convert in the following scenarios:

1. Conversion.

(a)   Automatic Conversion on Qualified Financing. If on or before the Maturity Date the Company consummates a Qualified Financing, all of the Obligations under this Note shall be automatically converted into shares of preferred stock issued in the Qualified Financing at the closing thereof, and such shares shall have the same terms and conditions as those issued to the investors in the Qualified Financing. The number of shares of preferred stock that shall be issued to the Holder shall be determined by dividing the Obligations due hereunder by a conversion price equal to the lower of (i) eighty percent (80%) (the "Discount Rate") of the price per share paid by the other investors in such Qualified Financing (the "Qualified Financing Price") and (ii) the quotient obtained by dividing $12,000,000 by the Company's then fully diluted capitalization used to calculate the Qualified Financing Price, including but not limited to the size of the option pool reserve immediately following the Qualified Financing, but not including the preferred stock issued upon conversion of the Notes (the "Cap Price"). The issuance of preferred stock upon conversion of the Obligations shall be upon the terms and subject to the conditions applicable to the Qualified Financing, and the Holder will be offered the right to become a party to all stock purchase, investor rights agreements, right of first refusal and co-sale agreements, voting agreements and such other documentation relating to the Qualified Financing as are customary for transactions of such type and be accorded the same rights and privileges and be subject to the same restrictions and obligations, as apply to the other parties subscribing for preferred stock in such Qualified Financing. Upon such conversion of the Obligations, the Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Financing; provided, however, that such transaction documents are the same documents to be entered into with all other purchasers of the preferred stock in connection with the Qualified Financing. The Holder acknowledges that the transaction documents will contain customary representations and warranties and transfer restrictions (including a 180-day lock-up agreement in connection with an initial public offering). The Holder also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the Holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) for cancellation at the closing of the Qualified Financing; provided, however, that upon satisfaction of the conditions set forth in this Section 5(a), this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence.

(b)   Optional Conversion on Nonqualified Financing. If, prior to the earlier of (i) a Change of Control or (ii) the Maturity Date, the Company sells shares of preferred stock in an equity financing that does not constitute a Qualified Financing (such shares of preferred stock, the "Nonqualified Equity Securities"), then all or a portion of the Obligations shall be convertible at the option of the Holder into that number of fully paid and nonassessable shares of Nonqualified Equity Securities determined by dividing such portion of the Obligations by the lower of (i) the Discount Rate times the per share purchase price of the Nonqualified Equity Securities paid by the other investors in such nonqualified financing and (ii) the Cap Price (in which case, the fully diluted capitalization used to calculate the Cap Price shall be the fully diluted capitalization used to calculate the per share price of the Nonqualified Equity Securities, not including the shares issuable upon conversion of the Notes).

(c)   Optional Conversion at Maturity Date or Upon Qualified Notes Issuance. If a Qualified Financing shall not have occurred on or before the Maturity Date, or if the Company has issued no less than $5,000,000 convertible promissory notes in aggregate ("Qualified Notes Issuance"), the Holder may elect, by written notice delivered to the Company not less than ten (10) business days prior to the Maturity Date or within ten (10) business days after the closing of the Qualified Notes Issuance (as applicable), to convert all or any part of the Obligations under this Note, effective on the Maturity Date or upon the closing of the Qualified Notes Issuance (as applicable), into shares of common stock of the Company at a conversion price per share equal to the lower of (i) the fair market value to be determined by the board of directors at the time of such conversion ("FMV") and (ii) the Cap Price (in which case, the fully diluted capitalization used to calculate the Cap Price shall be the fully diluted capitalization of the Company, not including the common stock issuable upon conversion of the Notes). Before the Holder shall be entitled to convert this Note into shares of the Company's common stock pursuant to this Section 5(c), it shall surrender this Note, duly endorsed, at the principal corporate office of the Company and shall give written notice to the Company at its principal corporate office, of the election to convert the same pursuant to this Section 5(c), and shall state therein the amount of the unpaid principal and accrued interest of this Note to be converted and the name or names in which the certificate or certificates for shares of common stock are to be issued. The Company shall, as soon as practicable thereafter, issue and deliver to the Holder a certificate or certificates for the number of shares of common stock to which the Holder shall be entitled upon conversion (bearing such legends as are required by the applicable common stock purchase agreement, the Purchase Agreement, and applicable state and federal securities laws in the opinion of counsel to the Company), together with a replacement Note (if any principal amount is not converted) and any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note. The conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of this Note, and the Person or Persons entitled to receive the shares of common stock upon such conversion shall be treated for all purposes as the record Holder or Holders of such shares of common stock as of such date.

(d)   Optional Conversion Upon Change of Control. If prior to the earlier of the Maturity Date or the date of a Qualified Financing, the Company intends to consummate a Change of Control transaction, the Holder may elect, by written notice delivered to the Company, to convert all or any part of the Obligations under this Note immediately prior to the consummation of such Change of Control transaction into shares of common stock of the Company at a conversion price per share equal to the lower of (i) the FMV and (ii) the Cap Price (in which case, the fully diluted capitalization used to calculate the Cap Price shall be fully diluted capitalization used to calculate the per share price used in the Change of Control transaction). The Company shall notify the Holder of the proposed effective date of the Change of Control at least ten (10) calendar days prior to the effectiveness thereof. As promptly as practicable after a notice of optional conversion is delivered to the Company pursuant to this Section 5(d), the Company shall take all action necessary to complete the conversion of this Note and the issuance of the common stock prior to the closing of the Change of Control.

(e)   Fractional Shares; Effect of Conversion. No fractional shares shall be issued upon conversion of this Note. Upon the conversion of all of the Obligations outstanding under this Note, in lieu of issuing any fractional shares to the Holder, the number of shares issued to the Holder shall be rounded down to the nearest whole share. Upon conversion of this Note in full, the Company shall be forever released from all its obligations and liabilities under this Note.

Convertible Note will note become due or otherwise available for execution during the period of the offer

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

Not applicable.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

N/A

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

As this is a seed round raise the current valuation use a combination of cost approach and market approach to create Clusters value. Valuation for future priced rounds may be calculated differently.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

The risks to being a minority stake holder are pretty standard usually centering around lack of control, lack of liquidity.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

Our board has rules in place that will continue to guide our growth, decision makings and process.

24. Describe the material terms of any indebtedness of the issuer:

This is not applicable to Cluster at this time.

Instructions:

Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

Cluster is concurrently offering a Reg D fund raise.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.

No

Instructions:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Operations
We are a pre-revenue company. Operations are split into five vertices. 1)Revenue 2)Growth 3)Influencer/talent/advisor network 4)Tech 5) Finance. Revenue - Cluster has a three member sales team. Cluster uses Pipedrive to track sales through the sales process. The Cluster sales process has four general steps; outreach, connection, RFP, closed. Clients will move through the sales process and this is tracked on Pipedrive. 2)Growth - Cluster is using Iterable software to track engagement and growth. We plan to grow the user base by spending dollars as well as using influencers reach. 3)Influencer/talent/advisor network - Cluster is currently using popular pays for its influencer network. We plan on building a Cluster network by aligning influencers with causes on Cluster as well as using our advisor pool. 4) Tech - W have a team of 7 engineers building the platform. The team iterates in two week sprints using Jira to track progress. 5) Financials are prepared on a monthly basis and reviewed by the board. We do not anticipate generating revenue until second half 2021. The Company intends to achieve profitability in the next 12 months by: - selling advertising and sponsorships to brands focused on social impact and cause marketing.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth
above under "use of proceeds", which is an indispensable element of our business strategy. The
Offering proceeds will have a beneficial effect on our liquidity, and fund future growth and execute our
business strategy. The Company has the following sources of capital in addition to the proceeds
from the Offering: 700K outside investors. This money came in from several private investors, the largest is Talipot Inc which invested $500K.

Instructions:

The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:   No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:   No

involving the making of any false filing with the Commission?:   No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:   No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?:   No

engaging in the business of securities, insurance or banking?:   No

engaging in savings association or credit union activities?:   No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?:   No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?:   No

places limitations on the activities, functions or operations of such person?:   No

bars such person from being associated with any entity or from participating in the offering of any penny stock?:   No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?:   No

Section 5 of the Securities Act?:   No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

Note:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Instructions:

Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

1. any other material information presented to investors; and

2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES

THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

INVESTORS SHOULD ALWAYS CONDUCT THEIR OWN INDEPENDENT RESEARCH AND DUE DILIGENCE BEFORE INVESTING IN ANY STARTUP CROWDFUNDING CAMPAIGN.

LEGAL NAME OF COMPANY
(and/or trademarked logo)

Smart**SAFE**™

(Regulation Crowdfunding – Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by **<<name of investor>>** (the "**Investor**") of $**<<amount of investment>>** (the "**Purchase Amount**") on or about _____, 202_, **LEGAL NAME OF COMPANY**., a _____ corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $_____.

The "**Discount Rate**" is _____%. [*the discount to be received by Investor e.g., 20%*]

See **Section 2** for certain additional defined terms.

1. **Events**

   - **Equity Financing**.

     - (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this SmartSAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the SmartSAFE Preferred Stock sold in the First Equity Financing. The number of shares of the SmartSAFE Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price (as defined below).

     - (ii) If the Company elects to continue the term of this SmartSAFE past the First Equity Financing and another Equity Financing occurs before the termination of this SmartSAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this SmartSAFE without converting the Investor's Purchase Amount to Preferred Stock; or (2) issue to the Investor a number of shares of the SmartSAFE Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the SmartSAFE Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

     - (iii) In connection with the issuance of SmartSAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, *provided, however*, that such documents are substantially the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SmartSAFE Preferred Stock. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing. Notwithstanding anything herein contained to the contrary, if the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Proxyholder in order to effect the conversion of this SmartSAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this SmartSAFE to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other SmartSAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

   - **Liquidity Event**.

(i) **If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.**

(ii) **If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will receive from the Company, at its election, a number of shares of SmartSAFE Preferred Stock or the most recently issued Series of Preferred Stock equal to the Purchase Amount divided by the SmartSAFE Price. Shares of SmartSAFE Preferred Stock or Preferred Stock, as the case may be, granted in connection therewith shall have the same liquidation rights as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.**

(iii) **Notwithstanding Sections 1(b)(i) or 1(b)(ii), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i) or Section 1(b)(ii) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.**

(iv) **If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Proxyholder in order to effect the conversion of this SmartSAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.**

   - **Dissolution Event**. If there is a Dissolution Event before this SmartSAFE expires or terminates, the Company will pay an amount equal to the

Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SmartSAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

- **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SmartSAFE) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this SmartSAFE as herein contemplated, this SmartSAFE shall be cancelled, and of no further force and effect, whether or not the Company received this SmartSAFE or instructions for the cancelation of this SmartSAFE from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

2. **Definitions**

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than fifty percent (50%) of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company, provided, however, that a transaction or series of related transactions described in clauses (i) through (iii) hereof shall not constitute a Change of Control if (A) such transaction or series of transactions are entered into solely for the purposes of effecting a change of the Company's jurisdiction; or (B) consummated in connection with a financing transaction or series of financing transactions undertaken wholly or primarily for capital raising purposes.

"**Company Capitalization**" means the sum of, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities; but excluding (A) this SmartSAFE, and (B) all other SAFEs and Convertible Securities convertible into Standard Preferred Stock or SmartSAFE Preferred Stock; and (2) all shares of Common Stock reserved and available for future grant under the Plans, but excluding, for the avoidance of doubt, any increase to the number of shares of Common Stock under any of the Plans, and/or any similar plan existing or to be created, in connection with the Equity Financing, in each case, immediately prior to a conversion of this SmartSAFE in connection with an Equity Financing.

"**Conversion Price**" means either: (1) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a pre-money valuation of equal to or greater than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs, SAFEs, promissory notes and the like), the SmartSAFE Price, or (2) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a premoney valuation of less than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs SAFE, promissory notes and the like), the Discount Price.

"**Convertible Securities**" means, collectively, all evidences of indebtedness (including convertible debt), SmartSAFE, SAFEs, warrants, shares of stock or other securities or instruments which are convertible into or exchangeable for shares of Capital Stock, either immediately or upon the arrival of a specified date or the occurrence of a specified event.

"**Discount Price**" means the product of (x) the price per share of the Standard Preferred Stock sold in the Equity Financing, *multiplied* by (y) 100% *minus* the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock [at a fixed pre-money valuation] **OR** [at a fixed pre-money valuation, with an aggregate sales price of not less than $2,500,000 (excluding all Convertible Securities converting into SmartSAFE Preferred Stock or Preferred Stock)][1].

"**Fair Market Value**" shall mean the fair market value of a share of Common Stock as of the date for which such determination shall be made, as determined by the Board of Directors of the Company, in the good faith exercise of its reasonable business judgment.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Preferred Stock sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SmartSAFE Price.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**In the Money**" shall mean that the exercise or conversion price underlying any Convertible Securities shall, as of the date of determination, be less than the Fair Market Value of a share of Common Stock.

"**Investors**" shall mean, collectively, the Investor and other investors purchasing SmartSAFEs from the Company that are substantially the same as, or similar to, this SmartSAFE.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted to Common Stock basis) outstanding, assuming exercise or conversion of all outstanding vested Options and unvested Options, warrants and other Convertible Securities, but excluding: (i) shares of Common Stock reserved and available for future grant under the Plans or any similar plan; (ii) this SmartSAFE and all other SmartSAFEs, SAFEs and convertible promissory notes; (iii) unvested Options that shall not be vested and exercisable as of immediately prior to the consummation of the Liquidity Event; and (iv) Options and any other Convertible Securities that are not In the Money as of immediately prior to the consummation of a transaction constituting a Liquidity Event.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Options**" means any rights or options to subscribe for or to purchase Common Stock under the Plans or any similar plan, agreement or arrangement.

"**Plans**" means the Company's equity incentive plan(s) adopted prior to the date hereof or as may be adopted subsequent hereto.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**SAFEs**" means a Simple Agreement for Future Equity, which includes this SmartSAFE and all other SmartSAFE instruments issued contemporaneously with this SmartSAFE or otherwise.

"**SmartSAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this SmartSAFE, purchased by investors for the purpose of funding the Company's business operations.

"**SmartSAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; (ii) the basis for any dividend rights, if any, which will be based on the Conversion Price; (iii) voting rights, pursuant to which the SmartSAFE Preferred Stock shall be non-voting Preferred Stock to the maximum extent permitted under applicable law; (iv) the Information Waiver; (v) the proxy granted pursuant to the Proxy Agreement; and (vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right of first refusal in favor of the Company or its designee, as may be set forth in the Bylaws of the Company.

"**SmartSAFE Price**" means the price per share equal to the quotient obtained by dividing (i) the Valuation Cap by (ii) the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. **Company Representations**

- The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.
- The execution, delivery and performance by the Company of this SmartSAFE is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.
- The performance and consummation of the transactions contemplated by this SmartSAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.
- No consents or approvals are required in connection with the performance of this SmartSAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of SmartSAFE Preferred Stock issuable pursuant to Section **1**.
- The Company shall, prior to the conversion of this SmartSAFE, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this SmartSAFE, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this SmartSAFE. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.
- The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.
- The Company may, after the issuance of this SmartSAFE, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the SmartSAFE.
- The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. **Investor Representations**

- The Investor has full legal capacity, power and authority to execute and deliver this SmartSAFE and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.
- The Investor has been advised that this SmartSAFE and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this SmartSAFE nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.
- The Investor is purchasing this SmartSAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.
- The Investor represents and warrants that the Investor shall not sell, assign, transfer, pledge, encumber or otherwise dispose of this SmartSAFE or any securities of the Company, or any beneficial interest therein, to any person (other than the Company) unless and until the proposed transferee confirms to the reasonable satisfaction of the Company that neither the proposed transferee nor any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members nor any person that would be deemed a beneficial owner of those securities (in accordance with Rule 506(d) of the Securities Act) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act ("**Bad Actor**

Disqualifications"), except as set forth in Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the transfer, in writing in reasonable detail to the Company. The Investor will promptly notify the Company in writing if the Investor or, to the Investor's knowledge, any person specified in Rule 506(d)(1) under the Securities Act becomes subject to any Bad Actor Disqualification.

- The Investor agrees that Investor shall keep confidential and shall not use, disclose or divulge any information which such Investor may obtain from the Company, pursuant to financial statements, reports and other materials submitted by the Company or pursuant to information rights granted to the Investor unless such information is known, or until such information becomes known, to the public through no fault of such Investor or its agents, or unless the Company's President or Chief Executive Officer gives written consent to such Investor's release of such information, except that no such written consent shall be required (and the Investor shall be free to release such information) if such information is to be provided to Investor's counsel or accountant, or to an officer, director, general partner, limited partner, shareholder, investment counselor or advisor, or employee of the Investor with a need to know such information, *provided*, however, that any such counsel, accountant, officer, director, general partner, limited partner, shareholder, investment counselor or advisor, or employee shall be bound by obligations to maintain the confidentiality of such information. Notwithstanding the foregoing, this Section 4(e) shall not apply (i) to information which the Investor learns from a third party with the right to make such disclosure, provided the Investor complies with the restrictions imposed by the third party, (ii) to information which is in the Investor's possession prior to the time of disclosure by the Company and not acquired by the Investor under a confidentiality obligation, (iii) to the minimum extent the Investor is required to disclose such information by law or a governmental regulatory authority, (iv) to the minimum extent (after requesting and pursuing confidential treatment to the extent reasonably possible) such Investor is required to disclose such information by court order.
- The Investor is purchasing this SmartSAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.
- The Investor acknowledges, and is purchasing this SmartSAFE in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.
- The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this SmartSAFE and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this SmartSAFE and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this SmartSAFE, the Investor is not relying on the advice or recommendations of the Company or of Fundify Portal, LLC, Fundify, Inc. and any of its or their affiliates and the Investor has made its own independent decision that an investment in this SmartSAFE and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this SmartSAFE and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.
- The Investor understands and acknowledges that as a SmartSAFE Investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.
- The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this SmartSAFE and the securities to be acquired by the Investor hereunder.
- The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the SmartSAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify the Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the SmartSAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.
- If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the SmartSAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the SmartSAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the SmartSAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the SmartSAFE (and the Investor's beneficial interest therein) and the underlying securities.
- If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.
- The Investor further acknowledges that it has read, understood, and had ample opportunity to ask management of the Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.
- The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **total loss** of all capital invested, and that Investor is prepared to bear the risk of such total loss.
- The Investor understands that the Company has issued prior to the date hereof, and may issue concurrent herewith or subsequent hereto, securities of the Company, which such securities may contain more favorable or different terms to those set forth in this SmartSAFE. The Investor understands, acknowledges and agrees that the Company shall be under no obligation to inform the Investor with respect to any additional issuances of securities by the Company prior to the Equity Financing or to offer the Investor any of the terms associated therewith.

5. **Legends**

- This instrument and stock certificates evidencing the securities into which this SmartSAFE may be converted (the "**Securities**") shall bear such restrictive legends as the Company and the Company's counsel deem necessary or advisable under applicable law or pursuant to this SmartSAFE, including, without limitation, the following:

"THE SECURITIES EVIDENCED HEREBY AND ANY SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED EXCEPT (I) IN CONJUNCTION WITH AN EFFECTIVE

REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE ACT, (II) IN COMPLIANCE WITH RULE 144, OR (III) PURSUANT TO AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION OR COMPLIANCE IS NOT REQUIRED AS TO SAID SALE, OFFER OR DISTRIBUTION."

- This instrument and stock certificates evidencing the shares issuable upon conversion of this SmartSAFE or Common Stock issuable upon conversion of Preferred Stock shall also bear any legend required by the Company's Bylaws, or as may be required pursuant to any state, local, or foreign law governing such securities.
- In connection with the Company's initial public offering, each Investor or a transferee thereof, shall not, directly or indirectly, sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Securities without the prior written consent of the Company or its managing underwriter. Such restriction (the "**Market Stand-Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed one hundred eighty (180) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, or (ii) analyst recommendations and opinions, including (without limitation) the restrictions set forth in FINRA Rule 2711(f)(4) and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules. In the event of the declaration of a stock dividend, a spin off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company's outstanding securities without receipt of consideration, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Securities subject to the Market Stand-Off, or into which such Securities thereby become convertible, shall immediately be subject to the Market Stand-Off. The Company's underwriters shall be beneficiaries of the agreement set forth in this Section 5(c). This Section 5(c) shall not apply to securities registered in the public offering under the Securities Act or to any securities issued by the Company that are purchased by the Investors on the open market. All certificates evidencing the Securities (and any securities issued in substitution thereof or in respect thereof) shall bear such restrictive legends as the Company and the Company's counsel deem necessary or advisable under applicable law or pursuant to this SmartSAFE, including, without limitation, the following:

"THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER FOR A PERIOD OF UP TO 180 DAYS FOLLOWING THE EFFECTIVE DATE OF A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, FOR AN OFFERING OF THE COMPANY'S SECURITIES PURSUANT TO THE MARKET STANDOFF PROVISIONS OF AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL PURCHASER OF SUCH SECURITIES, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY."

- The Investor agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.
- The Company shall not be required (i) to transfer on its books any Securities that have been sold or otherwise transferred in violation of any of the provisions of this SmartSAFE, or (ii) to treat as owner of such Securities or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Securities shall have been so transferred.

6. **Miscellaneous**

- Any provision of this SmartSAFE may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of, or a written instrument signed by, the Company and the Investor, *provided, however*, that this SmartSAFE may be amended, together with all other SmartSAFEs, by agreement of the Company and holders of SmartSAFEs representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issued and outstanding SmartSAFEs, so long as such amendment and/or waivers (i) are applicable to all SmartSAFEs; (ii) do not modify this Section 6(a); and (iii) do not reduce the Purchase Amount of this SmartSAFE or reduce the Discount Rate or Valuation Cap. The Company may amend any terms of the SmartSAFEs provided such amendments do not have a material or adverse effect on the holders of the SmartSAFE.
- All notices and other communications given or made pursuant to this SmartSAFE shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) three (3) business days after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address or email address as set forth on the signature page, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6(b).
- The Investor acknowledges and agrees that this SmartSAFE (i) is not secured by any of the assets of the Company, and (ii) will be subordinate in right of payment to all current and future indebtedness, including bank (and other financial institutions of a similar nature) indebtedness of the Company; provided, however, that notwithstanding the foregoing, this SmartSAFE, will rank *pari passu* to all other SmartSAFEs issued by the Company.
- The Investor is not entitled, as a holder of this SmartSAFE, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer upon the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.
- Neither this SmartSAFE nor the rights contained herein may be assigned, by operation of law or otherwise, by Investor without the prior written consent of the Company; *provided, however*, that this SmartSAFE and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.
- In the event any one or more of the provisions of this SmartSAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SmartSAFE operate or would prospectively operate to invalidate this SmartSAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SmartSAFE and the remaining provisions of this SmartSAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.
- Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this SmartSAFE and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation, upon surrender and cancellation of such instrument, the Company, at its expense, will make and deliver a new instrument, of like tenor, in lieu of the lost, stolen, destroyed or mutilated instrument.
- If any fractional share of capital stock would, except for the provisions hereof, be deliverable upon conversion of this SmartSAFE, the Company, in lieu of delivering such fractional share, shall pay an amount equal to the value of such fractional share, as determined by the Conversion Price used to effect such conversion.
- This instrument may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic

signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

- The titles and subtitles used in this SmartSAFE are used for convenience only and are not to be considered in construing or interpreting this SmartSAFE.

- All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.[2] The prevailing party in any action to enforce this SmartSAFE shall be entitled to costs and fees (including attorneys' fees and expert witness fees) incurred in connection with such action. Each party agrees that service of process on them in any such action, suit or proceeding may be effected by the means by which notices are to be given to it under this SmartSAFE.

- The Investor and the Company shall from time to time and at all times hereafter make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required to effect the transactions contemplated by this SmartSAFE.

- The Investor acknowledges that: (i) the Investor has read this SmartSAFE; (ii) the Investor has been represented in the preparation, negotiation and execution of this SmartSAFE by legal counsel of its own choice or has voluntarily declined to seek such counsel; and (iii) the Investor understands the terms and consequences of this SmartSAFE and is fully aware of the legal and binding effect of this SmartSAFE.

- This instrument constitutes the entire understanding between the Company and the Investor relative to the subject matter hereof. Any prior and contemporaneous agreement, discussion, understanding, correspondence and/or communication (including the term sheet) between the Company and the Investor regarding the purchase of securities, capital stock of the Company or otherwise, whether written or oral, is superseded by this SmartSAFE.

- The Company and the Investor acknowledges and agrees that, in connection with the purchase of this SmartSAFE (and the securities issuable upon conversion of the Purchase Amount in accordance with the provisions hereof, Investor has not requested and shall not request, and the Company has not given or afforded Investor access to and shall not give or afford Investor access to, whether as part of any information rights or otherwise, any "material non-public technical information," as that term is defined at 31 C.F.R. § 801.208, in the possession of or collected by the Company that (i) is not available in the public domain and is necessary to design, fabricate, develop, test, produce or manufacture "critical technologies" (including emerging or foundational technologies), as that term is defined at 31 C.F.R. § 800.209, including processes, techniques or methods, or (ii) provides knowledge, know-how or understanding, not available in the public domain, of the design location or operation of "critical infrastructure," as that term is defined at 31 C.F.R. § 800.208.

- Investor expressly acknowledges and agrees that, for so long as Investor shall hold this SmartSAFE and/or any shares of Capital Stock issued upon conversion of the Purchase Amount as herein contemplated, Investor shall have no information, access or inspection rights, except with respect to such rights deemed not waivable by applicable law (the "**Information Waiver**"). In furtherance thereof, Investor acknowledges and understands that, but for the Information Waiver made herein, Investor would be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, the Company's stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of the Company, if any, under the circumstances and in the manner provided in Section 220 of the General Corporation Law of Delaware or any comparable provisions of the laws of any other jurisdictions ("**Comparable Law**") (any and all such rights, and any and all such other rights of Investor as may be provided for in Section 220 or pursuant to Comparable Law, the "**Inspection Rights**"). In light of the foregoing, until the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, Investor hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to Section 220, Comparable Law or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver applies to the Inspection Rights of Investor in Investor's capacity as a stockholder and shall not affect any rights of a director, in his or her capacity as such, under Section 220 or Comparable Law. The foregoing waiver shall not apply to any contractual inspection rights of Investor under any written agreement with the Company.

- Concurrent with the execution by Investor of this SmartSAFE, Investor shall enter into the Proxy Agreement, in the form attached hereto as Exhibit A and incorporated herein by this reference (the "**Proxy Agreement**"), pursuant to which the Secretary of the Company shall have an irrevocable proxy to vote all of the Capital Stock issuable to Investor upon conversion of the Purchase Amount on any matters to which the Proxy Agreement applies; provided, however, that the Secretary will vote such shares with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the Proxy Agreement applies as more fully therein set forth. Investor acknowledges and agrees that it is a material inducement to the Company that the Investor enter into the Proxy Agreement concurrent with the issuance to Investor of this SmartSAFE, which the Company would not have done absent this undertaking by Investor. Investor understands, acknowledges and agrees that entering into the Proxy Agreement is a condition precedent to the issuance of this SmartSAFE and to receipt of SmartSAFE Preferred Stock.

- Notwithstanding the termination of this SmartSAFE in accordance with the provisions of Section 1(e), the Proxy Agreement, and the provisions of Sections 6(o), 6(p), 6(q) and this Section 6(r) of this SmartSAFE shall survive any such termination, in addition to any other provisions of this SmartSAFE necessary to give effect to the provisions hereof and thereof including, without limitation, Section 2 hereof.

[Signature Page Follows]

SmartSAFE is a registered trademark of Fundify, Inc. All rights reserved. The Company has been granted specific permission for its use with Investors.

[1] Company to determine whether to include a threshold on the amount raised that would trigger a conversion of the Purchase Amount into SmartSAFE Preferred Stock. Omitting a threshold means that a small financing, at, potentially a low valuation, could trigger conversion in the First Equity Financing (or be utilized to determine the conversion price of the Purchase Amount in a Subsequent Equity Financing).

[2] Assumes that the Company is incorporated in Delaware.

Instructions:

If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such cisclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

03/30/2022

33. Once posted, the annual report may be found on the issuer's website at:

ClusterForChange.com



proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

- **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SmartSAFE) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this SmartSAFE as herein contemplated, this SmartSAFE shall be cancelled, and of no further force and effect, whether or not the Company received this SmartSAFE or instructions for the cancelation of this SmartSAFE from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

2. **Definitions**

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than fifty percent (50%) of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company, provided, however, that a transaction or series of related transactions described in clauses (i) through (iii) hereof shall not constitute a Change of Control if (A) such transaction or series of transactions are entered into solely for the purposes of effecting a change of the Company's jurisdiction; or (B) consummated in connection with a financing transaction or series of financing transactions undertaken wholly or primarily for capital raising purposes.

"**Company Capitalization**" means the sum of, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible securities; but excluding (A) this SmartSAFE, and (B) all other SAFEs and Convertible Securities convertible into Standard Preferred Stock or SmartSAFE Preferred Stock; and (2) all shares of Common Stock reserved and available for future grant under the Plans, but excluding, for the avoidance of doubt, any increase to the number of shares of Common Stock under any of the Plans, and/or any similar plan existing or to be created, in connection with the Equity Financing, in each case, immediately prior to a conversion of this SmartSAFE in connection with an Equity Financing.

"**Conversion Price**" means either: (1) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a pre-money valuation of equal to or greater than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs, SAFEs, promissory notes and the like), the SmartSAFE Price, or (2) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a premoney valuation of less than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs SAFE, promissory notes and the like), the Discount Price.

"**Convertible Securities**" means, collectively, all evidences of indebtedness (including convertible debt), SmartSAFE, SAFEs, warrants, shares of stock or other securities or instruments which are convertible into or exchangeable for shares of Capital Stock, either immediately or upon the arrival of a specified date or the occurrence of a specified event.

"**Discount Price**" means the product of (x) the price per share of the Standard Preferred Stock sold in the Equity Financing, *multiplied* by (y) 100% *minus* the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock **[**at a fixed pre-money valuation**]** **OR [**at a fixed pre-money valuation, with an aggregate sales price of not less than $2,500,000 (excluding all Convertible Securities converting into SmartSAFE Preferred Stock or Preferred Stock)**]**[1].

"**Fair Market Value**" shall mean the fair market value of a share of Common Stock as of the date for which such determination shall be made, as determined by the Board of Directors of the Company, in the good faith exercise of its reasonable business judgment.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Preferred Stock sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SmartSAFE Price.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**In the Money**" shall mean that the exercise or conversion price underlying any Convertible Securities shall, as of the date of determination, be less than the Fair Market Value of a share of Common Stock.

"**Investors**" shall mean, collectively, the Investor and other investors purchasing SmartSAFEs from the Company that are substantially the same as, or similar to, this SmartSAFE.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted to Common Stock basis) outstanding, assuming exercise or conversion of all outstanding vested Options and unvested Options, warrants and other Convertible Securities, but excluding: (i) shares of Common Stock reserved and available for future grant under the Plans or any similar plan; (ii) this SmartSAFE and all other SmartSAFEs, SAFEs and convertible promissory notes; (iii) unvested Options that shall not be vested and exercisable as of immediately prior to the consummation of the Liquidity Event; and (iv) Options and any other Convertible Securities that are not In the Money as of immediately prior to the consummation of a transaction constituting a Liquidity Event.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

 "**Options**" means any rights or options to subscribe for or to purchase Common Stock under the Plans or any similar plan, agreement or arrangement.

"**Plans**" means the Company's equity incentive plan(s) adopted prior to the date hereof or as may be adopted subsequent hereto.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**SAFEs**" means a Simple Agreement for Future Equity, which includes this SmartSAFE and all other SmartSAFE instruments issued contemporaneously with this SmartSAFE or otherwise.

"**SmartSAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this SmartSAFE, purchased by investors for the purpose of funding the Company's business operations.

"**SmartSAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; (ii) the basis for any dividend rights, if any, which will be based on the Conversion Price; (iii) voting rights, pursuant to which the SmartSAFE Preferred Stock shall be non-voting Preferred Stock to the maximum extent permitted under applicable law; (iv) the Information Waiver; (v) the proxy granted pursuant to the Proxy Agreement; and (vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right of first refusal in favor of the Company or its designee, as may be set forth in the Bylaws of the Company.

"**SmartSAFE Price**" means the price per share equal to the quotient obtained by dividing (i) the Valuation Cap by (ii) the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. **Company Representations**

- The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.
- The execution, delivery and performance by the Company of this SmartSAFE is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.
- The performance and consummation of the transactions contemplated by this SmartSAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.
- No consents or approvals are required in connection with the performance of this SmartSAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of SmartSAFE Preferred Stock issuable pursuant to Section 1.
- The Company shall, prior to the conversion of this SmartSAFE, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this SmartSAFE, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this SmartSAFE. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.
- The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.
- The Company may, after the issuance of this SmartSAFE, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the SmartSAFE.
- The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. **Investor Representations**

- The Investor has full legal capacity, power and authority to execute and deliver this SmartSAFE and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.
- The Investor has been advised that this SmartSAFE and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this SmartSAFE nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.
- The Investor is purchasing this SmartSAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.
- The Investor represents and warrants that the Investor shall not sell, assign, transfer, pledge, encumber or otherwise dispose of this SmartSAFE or any securities of the Company, or any beneficial interest therein, to any person (other than the Company) unless and until the proposed transferee confirms to the reasonable satisfaction of the Company that neither the proposed transferee nor any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members nor any person that would be deemed a beneficial owner of those securities (in accordance with Rule 506(d) of the Securities Act) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act ("**Bad Actor Disqualifications**"), except as set forth in Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the transfer, in writing in reasonable detail to the Company. The Investor will promptly notify the Company in writing if the Investor or, to the Investor's knowledge, any person specified in Rule 506(d)(1) under the Securities Act becomes subject to any Bad Actor Disqualification.
- The Investor agrees that Investor shall keep confidential and shall not use, disclose or divulge any information which such Investor may obtain from the Company, pursuant to financial statements, reports and other materials submitted by the Company or pursuant to

information rights granted to the Investor unless such information is known, or until such information becomes known, to the public through no fault of such Investor or its agents, or unless the Company's President or Chief Executive Officer gives written consent to such Investor's release of such information, except that no such written consent shall be required (and the Investor shall be free to release such information) if such information is to be provided to Investor's counsel or accountant, or to an officer, director, general partner, limited partner, shareholder, investment counselor or advisor, or employee of the Investor with a need to know such information, *provided*, however, that any such counsel, accountant, officer, director, general partner, limited partner, shareholder, investment counselor or advisor, or employee shall be bound by obligations to maintain the confidentiality of such information. Notwithstanding the foregoing, this Section 4(e) shall not apply (i) to information which the Investor learns from a third party with the right to make such disclosure, provided the Investor complies with the restrictions imposed by the third party, (ii) to information which is in the Investor's possession prior to the time of disclosure by the Company and not acquired by the Investor under a confidentiality obligation, (iii) to the minimum extent the Investor is required to disclose such information by law or a governmental regulatory authority, (iv) to the minimum extent (after requesting and pursuing confidential treatment to the extent reasonably possible) such Investor is required to disclose such information by court order.

- The Investor is purchasing this SmartSAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

- The Investor acknowledges, and is purchasing this SmartSAFE in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

- The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this SmartSAFE and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this SmartSAFE and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this SmartSAFE, the Investor is not relying on the advice or recommendations of the Company or of Fundify Portal, LLC, Fundify, Inc. and any of its or their affiliates and the Investor has made its own independent decision that an investment in this SmartSAFE and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this SmartSAFE and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

- The Investor understands and acknowledges that as a SmartSAFE Investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

- The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this SmartSAFE and the securities to be acquired by the Investor hereunder.

- The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the SmartSAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify the Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the SmartSAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

- If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the SmartSAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the SmartSAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the SmartSAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the SmartSAFE (and the Investor's beneficial interest therein) and the underlying securities.

- If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

- The Investor further acknowledges that it has read, understood, and had ample opportunity to ask management of the Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

- The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **<u>total loss</u>** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

- The Investor understands that the Company has issued prior to the date hereof, and may issue concurrent herewith or subsequent hereto, securities of the Company, which such securities may contain more favorable or different terms to those set forth in this SmartSAFE. The Investor understands, acknowledges and agrees that the Company shall be under no obligation to inform the Investor with respect to any additional issuances of securities by the Company prior to the Equity Financing or to offer the Investor any of the terms associated therewith.

5. **Legends**

- This instrument and stock certificates evidencing the securities into which this SmartSAFE may be converted (the "**Securities**") shall bear such restrictive legends as the Company and the Company's counsel deem necessary or advisable under applicable law or pursuant to this SmartSAFE, including, without limitation, the following:

"THE SECURITIES EVIDENCED HEREBY AND ANY SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED EXCEPT (I) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE ACT, (II) IN COMPLIANCE WITH RULE 144, OR (III) PURSUANT TO AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION OR COMPLIANCE IS NOT REQUIRED AS TO SAID SALE, OFFER OR DISTRIBUTION."

- This instrument and stock certificates evidencing the shares issuable upon conversion of this SmartSAFE or Common Stock issuable upon conversion of Preferred Stock shall also bear any legend required by the Company's Bylaws, or as may be required pursuant to any state, local, or foreign law governing such securities.

- In connection with the Company's initial public offering, each Investor or a transferee thereof, shall not, directly or indirectly, sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Securities without the prior written consent of the Company or its managing underwriter. Such restriction (the "**Market Stand-Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed one hundred eighty (180) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, or (ii) analyst recommendations and opinions, including (without limitation) the restrictions set forth in FINRA Rule 2711(f)(4) and Rule 472(f)(4) of the New York Stock Exchange, as amended, or any similar successor rules. In the event of the declaration of a stock dividend, a spin off, a stock split, an adjustment in conversion ratio, a recapitalization or a similar transaction affecting the Company's outstanding securities without receipt of consideration, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Securities subject to the Market Stand-Off, or into which such Securities thereby become convertible, shall immediately be subject to the Market Stand-Off. The Company's underwriters shall be beneficiaries of the agreement set forth in this Section 5(c). This Section 5(c) shall not apply to securities registered in the public offering under the Securities Act or to any securities issued by the Company that are purchased by the Investors on the open market. All certificates evidencing the Securities (and any securities issued in substitution thereof or in respect thereof) shall bear such restrictive legends as the Company and the Company's counsel deem necessary or advisable under applicable law or pursuant to this SmartSAFE, including, without limitation, the following:

"THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER FOR A PERIOD OF UP TO 180 DAYS FOLLOWING THE EFFECTIVE DATE OF A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, FOR AN OFFERING OF THE COMPANY'S SECURITIES PURSUANT TO THE MARKET STANDOFF PROVISIONS OF AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL PURCHASER OF SUCH SECURITIES, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY."

- The Investor agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.
- The Company shall not be required (i) to transfer on its books any Securities that have been sold or otherwise transferred in violation of any of the provisions of this SmartSAFE, or (ii) to treat as owner of such Securities or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Securities shall have been so transferred.

6. **Miscellaneous**

- Any provision of this SmartSAFE may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of, or a written instrument signed by, the Company and the Investor, *provided, however*, that this SmartSAFE may be amended, together with all other SmartSAFEs, by agreement of the Company and holders of SmartSAFEs representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issued and outstanding SmartSAFEs, so long as such amendment and/or waivers (i) are applicable to all SmartSAFEs; (ii) do not modify this Section 6(a); and (iii) do not reduce the Purchase Amount of this SmartSAFE or reduce the Discount Rate or Valuation Cap. The Company may amend any terms of the SmartSAFEs provided such amendments do not have a material or adverse effect on the holders of the SmartSAFE.
- All notices and other communications given or made pursuant to this SmartSAFE shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) three (3) business days after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address or email address as set forth on the signature page, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6(b).
- The Investor acknowledges and agrees that this SmartSAFE (i) is not secured by any of the assets of the Company, and (ii) will be subordinate in right of payment to all current and future indebtedness, including bank (and other financial institutions of a similar nature) indebtedness of the Company; provided, however, that notwithstanding the foregoing, this SmartSAFE, will rank *pari passu* to all other SmartSAFEs issued by the Company.
- The Investor is not entitled, as a holder of this SmartSAFE, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer upon the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.
- Neither this SmartSAFE nor the rights contained herein may be assigned, by operation of law or otherwise, by Investor without the prior written consent of the Company; *provided, however*, that this SmartSAFE and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.
- In the event any one or more of the provisions of this SmartSAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SmartSAFE operate or would prospectively operate to invalidate this SmartSAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SmartSAFE and the remaining provisions of this SmartSAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.
- Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this SmartSAFE and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation, upon surrender and cancellation of such instrument, the Company, at its expense, will make and deliver a new instrument, of like tenor, in lieu of the lost, stolen, destroyed or mutilated instrument.
- If any fractional share of capital stock would, except for the provisions hereof, be deliverable upon conversion of this SmartSAFE, the Company, in lieu of delivering such fractional share, shall pay an amount equal to the value of such fractional share, as determined by the Conversion Price used to effect such conversion.
- This instrument may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.
- The titles and subtitles used in this SmartSAFE are used for convenience only and are not to be considered in construing or interpreting this SmartSAFE.
- All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.[2] The prevailing party in any action to enforce this SmartSAFE shall be entitled to costs and fees (including attorneys'

fees and expert witness fees) incurred in connection with such action. Each party agrees that service of process on them in any such action, suit or proceeding may be effected by the means by which notices are to be given to it under this SmartSAFE.

- The Investor and the Company shall from time to time and at all times hereafter make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required to effect the transactions contemplated by this SmartSAFE.

- The Investor acknowledges that: (i) the Investor has read this SmartSAFE; (ii) the Investor has been represented in the preparation, negotiation and execution of this SmartSAFE by legal counsel of its own choice or has voluntarily declined to seek such counsel; and (iii) the Investor understands the terms and consequences of this SmartSAFE and is fully aware of the legal and binding effect of this SmartSAFE.

- This instrument constitutes the entire understanding between the Company and the Investor relative to the subject matter hereof. Any prior and contemporaneous agreement, discussion, understanding, correspondence and/or communication (including the term sheet) between the Company and the Investor regarding the purchase of securities, capital stock of the Company or otherwise, whether written or oral, is superseded by this SmartSAFE.

- The Company and the Investor acknowledges and agrees that, in connection with the purchase of this SmartSAFE (and the securities issuable upon conversion of the Purchase Amount in accordance with the provisions hereof, Investor has not requested and shall not request, and the Company has not given or afforded Investor access to and shall not give or afford Investor access to, whether as part of any information rights or otherwise, any "material non-public technical information," as that term is defined at 31 C.F.R. § 801.208, in the possession of or collected by the Company that (i) is not available in the public domain and is necessary to design, fabricate, develop, test, produce or manufacture "critical technologies" (including emerging or foundational technologies), as that term is defined at 31 C.F.R. § 800.209, including processes, techniques or methods, or (ii) provides knowledge, know-how or understanding, not available in the public domain, of the design location or operation of "critical infrastructure," as that term is defined at 31 C.F.R. § 800.208.

- Investor expressly acknowledges and agrees that, for so long as Investor shall hold this SmartSAFE and/or any shares of Capital Stock issued upon conversion of the Purchase Amount as herein contemplated, Investor shall have no information, access or inspection rights, except with respect to such rights deemed not waivable by applicable law (the "**Information Waiver**"). In furtherance thereof, Investor acknowledges and understands that, but for the Information Waiver made herein, Investor would be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, the Company's stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of the Company, if any, under the circumstances and in the manner provided in Section 220 of the General Corporation Law of Delaware or any comparable provisions of the laws of any other jurisdictions ("**Comparable Law**") (any and all such rights, and any and all such other rights of Investor as may be provided for in Section 220 or pursuant to Comparable Law, the "**Inspection Rights**"). In light of the foregoing, until the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, Investor hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to Section 220, Comparable Law or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver applies to the Inspection Rights of Investor in Investor's capacity as a stockholder and shall not affect any rights of a director, in his or her capacity as such, under Section 220 or Comparable Law. The foregoing waiver shall not apply to any contractual inspection rights of Investor under any written agreement with the Company.

- Concurrent with the execution by Investor of this SmartSAFE, Investor shall enter into the Proxy Agreement, in the form attached hereto as Exhibit A and incorporated herein by this reference (the "**Proxy Agreement**"), pursuant to which the Secretary of the Company shall have an irrevocable proxy to vote all of the Capital Stock issuable to Investor upon conversion of the Purchase Amount on any matters to which the Proxy Agreement applies; provided, however, that the Secretary will vote such shares with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the Proxy Agreement applies as more fully therein set forth. Investor acknowledges and agrees that it is a material inducement to the Company that the Investor enter into the Proxy Agreement concurrent with the issuance to Investor of this SmartSAFE, which the Company would not have done absent this undertaking by Investor. Investor understands, acknowledges and agrees that entering into the Proxy Agreement is a condition precedent to the issuance of this SmartSAFE and to receipt of SmartSAFE Preferred Stock.

- Notwithstanding the termination of this SmartSAFE in accordance with the provisions of Section 1(e), the Proxy Agreement, and the provisions of Sections 6(o), 6(p), 6(q) and this Section 6(r) of this SmartSAFE shall survive any such termination, in addition to any other provisions of this SmartSAFE necessary to give effect to the provisions hereof and thereof including, without limitation, Section 2 hereof.

[Signature Page Follows]

SmartSAFE is a registered trademark of Fundify, Inc. All rights reserved. The Company has been granted specific permission for its use with Investors.

[1] Company to determine whether to include a threshold on the amount raised that would trigger a conversion of the Purchase Amount into SmartSAFE Preferred Stock. Omitting a threshold means that a small financing, at, potentially a low valuation, could trigger conversion in the First Equity Financing (or be utilized to determine the conversion price of the Purchase Amount in a Subsequent Equity Financing).

[2] Assumes that the Company is incorporated in Delaware.

Instructions:

If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such cisclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

03/30/2022

33. Once posted, the annual report may be found on the issuer's website at:

ClusterForChange.com

